April 1, 2025

Julie Eastland
Chief Executive Officer
Zentalis Pharmaceuticals, Inc.
10275 Science Center Drive, Suite 200
San Diego, CA 92121

        Re: Zentalis Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed March 26, 2025
            File No. 333-286122
Dear Julie Eastland:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Salvatore Vanchieri, Esq.